CLIFFORD                              CLIFFORD CHANCE
                                      LIMITED LIABILITY PARTNERSHIP
CHANCE                                ADVOCATEN BELASTINGADVISEURS SOLICITORS

                                      DROOGBAK   1A
                                      1013 GE AMSTERDAM
                                      PO BOX  251
                                      1000 AG AMSTERDAM

                                      TEL +31 (0)20 711 90 00
                                      FAX +31 (0)20 711 99 99
                                      TELEX 15469 CLCHA NL
                                      www.cliffordchance.com

                                      29 November 2000




ABN AMRO Bank N.V.
Gustav Mahlerlaan 10
1082 PP AMSTERDAM

Ladies and Gentlemen,

            We have acted as special counsel to ABN AMRO Bank N.V., a limited liability company incorporated under the laws of the Netherlands (the "Company"), in connection with the preparation and filing of registration statement number 333-49198 on Form F-3 (the "Registration Statement"), a supplemental prospectus thereto dated November 27, 2000 (the "Supplemental Prospectus") and the pricing document thereto dated November 28, 2000 (the "Pricing Supplement"). This opinion is being furnished in accordance with the requirements of Item 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the "Securities Act").

We have reviewed the discussion contained under the heading "Taxation-Dutch Tax Consequences" in the Pricing Supplement. In our opinion, such discussion sets forth the material Dutch income tax considerations applicable generally to U.S. holders of the securities offered pursuant to the Pricing Supplement (the "Securities") as a result of the ownership and disposition of the Securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to this firm in the Pricing Supplement which forms a part thereof. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder.

                                      Very truly yours,
					        /s/ Willem Specken

                                      Willem Specken


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